UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 1, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 31, 2019 announcing Turkcell’s Second Quarter 2019 results and Q2 2019 IFRS Report.

TURKCELL ILETISIM HIZMETLERI SECOND QUARTER 2019 RESULTS “STRONG MOMENTUM CONTINUED”

Second Quarter 2019 Results

Contents

HIGHLIGHTS
COMMENTS BY MURAT ERKAN, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW OF TURKCELL TURKEY	9

TURKCELL INTERNATIONAL
lifecell	10
BeST	11
Kuzey Kıbrıs Turkcell	11
FINTUR	11
TURKCELL GROUP SUBSCRIBERS	11

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	12

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	13

Appendix A – Tables	15

●
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

●	We have three reporting segments:

o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o
“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations. Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş., our subsidiary responsible for payment services, was previously reported under Turkcell Turkeybut with effect from the first quarter of 2019 is now included in “Other Subsidiaries”. We made this change due to the fact that its non-group revenues, which are not telco related, and consumer finance business related revenues now comprise the majority of its total revenues. All figures presented in this document for prior periods have been restated to reflect this change.

●
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for June 30, 2019 refer to the same item as at June 30, 2018. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2019, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

●	Selected financial information presented in this press release for the second quarter and half year of 2018 and 2019 is based on IFRS figures in TRY terms unless otherwise stated.

●
In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016. On December 12, 2018, Turkcell signed a binding agreement and on April 2, 2019 completed the transfer of its shares in Fintur to Sonera Holding B.V., the majority shareholder of Fintur.

●	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

●	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

Second Quarter 2019 Results
FINANCIAL HIGHLIGHTS

TRY million	Q218	Q219	y/y%	H118	H119	y/y%
Revenue	5,105	6,191	21.3%	9,867	11,866	20.3%
EBITDA[1]	2,134	2,553	19.6%	4,156	4,834	16.3%
EBITDA Margin (%)	41.8%	41.2%	(0.6pp)	42.1%	40.7%	(1.4pp)
EBIT[2]	1,088	1,287	18.3%	2,130	2,390	12.2%
EBIT Margin (%)	21.3%	20.8%	(0.5pp)	21.6%	20.1%	(1.5pp)
Net Income	415	465	12.1%	916	1,690	84.5%
Net Income excluding Kcell indemnity provision	415	526	26.6%	916	1,750	91.1%

SECOND QUARTER HIGHLIGHTS

●	Strong financial performance continued:

o	Revenues of TRY6,191 million, up 21.3% year-on-year

o	EBITDA of TRY2,553 million, with an EBITDA margin of 41.2%

o	EBIT of TRY1,287 million, with an EBIT margin of 20.8%

o	Net income at TRY465 million, up 12.1% year-on-year

◾	Net income of TRY526 million on 26.6% year-on-year growth, excluding recognition of liability in relation to Kcell SPA

o	Improved leverage with a 0.3x year-on-year decline to 1.2x

●	Solid set of operational results:

o	Mobile postpaid quarterly net additions of 215 thousand

o	Mobile ARPU[3] growth of 16.6% year-on-year, like-for-like ARPU[4] growth of 20.5%

o	Record high residential fiber ARPU growth of 17.2% year-on-year

o	Digital services downloads of over 180 million

o	Multiplay with TV subscriber ratio[5] reached 50.8%, up 4.0pp year-on-year

o	Data usage of 4.5G users at 8.9GB in June 2019

o	19 million 4.5G compatible smartphones on our network, up 0.5 million quarter-on-quarter

●
We revise our EBITDA margin guidance[6] for 2019. Accordingly, we now target an EBITDA margin of 39%-41% compared to 38%-40% previously. We maintain our revenue growth target of 17%-19% and operational capex over sales ratio[7] target of 16%-18%.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.
(3) Excluding M2M
(4) The ARPU of customers who have stayed with Turkcell for at least 14 months
(5) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users
(6) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2018 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.
(7) Excluding license fee
For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2019 which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

3

Second Quarter 2019 Results

COMMENTS BY MURAT ERKAN, CEO

With a focus on the customer and our innovative solutions, we are growing at full speed

As Turkcell Group, we continued our strong double-digit growth in the second quarter. Our consolidated revenues rose 21.3% to TRY6.2 billion, while EBITDA1 increased 19.6% to TRY2.6 billion, achieving a 41.2% EBITDA margin. Net income amounted to TRY465 million on a 12.1% increase. With these results, we generated TRY11.9 billion in revenues and the all-time-high first half net income of TRY1.7 billion.

Our solid financial results on the back of a larger customer base, strong ARPU growth, rising data demand, and the higher usage of our innovative products and services, coupled with our effective cost management, prompt us to revise our EBITDA margin guidance2 upwards to 39% - 41%. We reiterate our revenue growth guidance of 17% - 19% and operational capex to sales ratio3 guidance of 16% - 18%.

Those who prefer Turkcell’s broadband services at the speed of light now number 1.4 million

Our customer-focused innovative campaigns and value propositions were instrumental in the rise of postpaid, fiber and digital services subscribers during the quarter. Postpaid mobile subscribers, whose ARPU is 3 times that of prepaid, rose by 215 thousand in this quarter. Our residential fiber subscribers were at 1.4 million with 15 thousand net additions, while those who also use our TV+ services have reached 50.8%4 of our fiber residential subscriber base.

The strong demand for our innovative fixed wireless access (FWA) product Superbox, available only at Turkcell, has maintained its pace. Superbox, which provides fiber-like speeds at locations not covered by a fiber network, has earned customer appreciation and is now in around 130 thousand households.

Increasing data and digital services usage, upsell to higher tariffs and increased postpaid subscribers have reflected to our ARPU figures. Mobile ARPU5 rose 16.6% year-on-year, reaching TRY40.7. Starting this quarter, we have begun to offer “Comfortable Tariffs” that simplify our customers’ lives. With these hybrid tariffs, a first for the sector, our customers can subscribe as postpaid, and yet consume as if they were prepaid. This solution has gained traction within a short time frame. Half of the subscriptions to these tariffs were new to Turkcell. Meanwhile, our residential fiber ARPU rose by a record high of 17.2% to TRY66.1 on the back of our value proposition renewed early this year, upsell to higher tariffs, and higher multiplay ratio with TV.

We confidently advance in our three strategic focus areas

We have continued to enrich and advance the user experience of our digital services, one of our strategic focus areas. Our digital communication and experience platform BiP, where average daily message traffic has increased fourfold to 300 million in a year, today offers innovative instant translation services in 106 languages. Our digital music platform fizy, where we focus on advertising and brand collaborations, now serves approximately 3.7 million active users. Furthermore, fizy, as well as our digital publication application Dergilik and TV+ offer personalized content recommendations by leveraging AI technology. We will continue to lead the digital transformation of Turkey with our digital services developed by over one thousand Turkcell engineers and developers with our strong infrastructure and data centers.

We have recorded strong revenue growth with our digital business solutions, our second area of strategic focus. In the first half of the year, this business line generated TRY693 million in revenues on 62% growth. We are confident of continuing this trend with our customized solutions for both the private and public sectors, thereby contributing to their digital transformation.

Regarding tech-fin, our third strategic focus area, we have launched a number of new products on Paycell where our aim is to become Turkey’s largest payment platform. Turkcell customers can conveniently top-up their public transportation IstanbulKart on their mobile phones via the Paycell app, with the option of paying through their phone bills. Next, we have made things easier for parents by introducing a “pocket money” feature on Paycell Card, where active users of the latter have increased fourfold over the past six months. Further, by launching the “Cash Card” within the Paycell Card family, we have enabled cash withdrawals. Our Paycell app, downloaded 4 million times to date, has begun to offer 24/7 money transfer with just a phone number. In addition, Paycell has been part of the local meal card initiative, namely Paye Kart, which inherits both public transportation İstanbulKart and meal card features. Paye Kart is accepted at a steadily growing number of sales points.

4

Second Quarter 2019 Results

We support sustainability with our initiatives

We installed our group’s first solar power plant in the Turkish Republic of Northern Cyprus in May as part of our activities in the energy sector. The Northern Cyprus Turkcell Solar Power Plant was completed in just four and a half months thanks to our dedicated efforts. We always act with an awareness of sustainability, considering people, the environment and the economy as a whole. By signing a three-year term sustainability-linked loan agreement of EUR50 million with BNP Paribas in May, we have bridged our sustainability efforts and financing activities. With this loan, we will contribute to sustainable growth by reducing our carbon footprint and delivering on our responsibility to the environment, while reducing our financial costs. Our overarching aim is to safeguard natural resources of the world for future generations, while contributing to sustainable growth. We aim to lead the market in facilitating the greater use of such products, thereby supporting sustainability.

Meanwhile, we have tirelessly worked to position Turkey as a technology producer. Accordingly, we have recently announced the configuration of ASELSAN-produced local 4.5G mobile antennas with the contribution of Turkcell engineers on our live network. A thousand of these antennas, which are also 5G-compatible, will be configured to our network by year-end.

Our leverage ratio has improved

We have continued to strengthen our balance sheet with our prudent finance management and cash generation capability through robust operations. As of the end of June, our net debt to EBITDA ratio had improved yearly by 0.3 times to 1.2x, widening the gap between the comparable universe in our sector.

We are once again the sector leader thanks to our customers’ appreciation

As Turkcell, and in line with our strategic priorities, we are dedicated to offering our customers an unmatched experience driven by innovation and operational excellence. Accordingly, with the appreciation of our customers, we are, once again, the sector leader in terms of total revenues this quarter. Going forward, we will build on our customer-focused approach and contribute to their lives with new smart technologies.

We thank all our colleagues for the part they have played in our success, along with our Board of Directors for their unyielding trust and support. We also express our gratitude to our customers and business partners, who have remained with us throughout our success story.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2018 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.
(3) Excluding license fee
(4) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users
(5) Excluding M2M

5

Second Quarter 2019 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Quarter			Half Year
	Q218	Q219	y/y%	H118	H119	y/y%
Revenue	5,105.3	6,191.1	21.3%	9,866.9	11,866.5	20.3%
Cost of revenue[1]	(2,345.7)	(3,018.5)	28.7%	(4,480.6)	(5,748.7)	28.3%
Cost of revenue1/Revenue	(45.9%)	(48.8%)	(2.9pp)	(45.4%)	(48.4%)	(3.0pp)
Gross Margin[1]	54.1%	51.2%	(2.9pp)	54.6%	51.6%	(3.0pp)
Administrative expenses	(158.8)	(184.9)	16.4%	(313.1)	(375.5)	19.9%
Administrative expenses/Revenue	(3.1%)	(3.0%)	0.1pp	(3.2%)	(3.2%)	-
Selling and marketing expenses	(404.3)	(413.4)	2.3%	(760.9)	(816.5)	7.3%
Selling and marketing expenses/Revenue	(7.9%)	(6.7%)	1.2pp	(7.7%)	(6.9%)	0.8pp
Net impairment losses on financial and contract assets	(62.3)	(21.4)	(65.7%)	(156.1)	(91.8)	(41.2%)
EBITDA[2]	2,134.3	2,552.8	19.6%	4,156.2	4,833.9	16.3%
EBITDA Margin	41.8%	41.2%	(0.6pp)	42.1%	40.7%	(1.4pp)
Depreciation and amortization	(1,046.1)	(1,265.8)	21.0%	(2,025.9)	(2,443.9)	20.6%
EBIT[3]	1,088.2	1,287.0	18.3%	2,130.3	2,390.0	12.2%
EBIT Margin	21.3%	20.8%	(0.5pp)	21.6%	20.1%	(1.5pp)
Net finance income / (costs)	(486.4)	(571.7)	17.5%	(799.8)	(992.1)	24.0%
Finance income[4]	651.9	(200.4)	(130.7%)	924.9	334.7	(63.8%)
Finance costs[4]	(1,138.2)	(371.4)	(67.4%)	(1,724.8)	(1,326.8)	(23.1%)
Other income / (expense)	(30.2)	(73.8)	144.4%	(63.7)	(125.7)	97.3%
Non-controlling interests	(14.4)	(14.3)	(0.7%)	(38.6)	(34.1)	(11.7%)
Share of profit of equity accounted investees	-	1.0	n.a	-	1.7	n.a
Income tax expense	(142.2)	(163.0)	14.6%	(312.4)	(322.7)	3.3%
Discontinued operations	-	-	n.a	-	772.4	n.a
Net Income	415.1	465.2	12.1%	915.8	1,689.6	84.5%

(1) Excluding depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.
(4) Fair value loss and interest expense regarding derivative instruments reported under finance cost were netted off from respective fair value gain and interest income regarding derivative instruments reported under finance income starting from Q418. Furthermore, starting from Q219, interest income on financial assets and interest expenses for financial liabilities, both measured at amortized cost, are represented on a net basis. Historical periods were restated to reflect these changes.

Revenue of the Group grew by 21.3% year-on-year in Q219. This growth was mainly driven by the strong ARPU performance of Turkcell Turkey on the back of increased data consumption and digital services usage, and upsell efforts.

Turkcell Turkey revenues, at 85% of Group revenues, grew by 20.5% to TRY5,261 million (TRY4,366 million).

-	Data and digital services revenues rose by 20.1% to TRY3,399 million (TRY2,830 million).

o
On the mobile front, the increasing number and data consumption of 4.5G users, rising digital services usage, price adjustments and upsell to higher ARPU offerings were the main drivers of data and digital services revenue growth.

o	On the fixed front, the main drivers were the increased ratio of multiplay subscribers with TV, price adjustments and upsell efforts.

-	Equipment revenues rose to TRY613 million (TRY302 million) driven by campaigns that we held in Q219 to support 4.5G smartphone penetration and corporate projects.

-	Wholesale revenues rose by 36% to TRY286 million (TRY210 million) on the back of increased carrier traffic and the positive impact of TRY depreciation on FX based revenues.

6

Second Quarter 2019 Results

Turkcell International revenues, constituting 8% of Group revenues, grew by 48.4% to TRY492 million (TRY332 million), driven mainly by the strong ARPU performance of lifecell and positive impact of currency movements.

Other subsidiaries’ revenues, at 7% of Group revenues, which includes information and entertainment services, call center revenues and revenues from financial services rose by 7.4% to TRY438 million (TRY408 million).

-
We completed the sale of our shares in Azerinteltek, our sports betting business in Azerbaijan, as of January 11, 2019. We received the transfer of proceeds on December 27, 2018 and transferred control of the subsidiary. We did not report any revenues in Q219 in relation to Azerinteltek operations.

-
Our consumer finance company’s revenues were at TRY235 million (TRY231 million) in Q219. Revenue growth was impacted by the decline in the consumer loan portfolio, from TRY4.7 billion as of Q218 to TRY3.2 billion as of Q219, due mainly to the installment limitation on consumer loans for telecom devices.

Cost of revenue (excluding depreciation and amortization) increased to 48.8% (45.9%) as a percentage of revenues in Q219. This was due mainly to the rise in cost of equipment sold (4.9pp), despite the decline in other cost items (2.0pp) as a percentage of revenues.

Administrative expenses declined to 3.0% (3.1%) as a percentage of revenues in Q219.

Selling and marketing expenses declined to 6.7% (7.9%) as a percentage of revenues in Q219. This was driven by the fall in marketing expenses (0.8pp) and selling expenses (0.6pp), despite the rise in other cost items (0.2pp) as a percentage of revenues.

Net impairment losses on financial and contract assets declined to TRY21 million (TRY62 million) in Q219.

EBITDA1 rose by 19.6% year-on-year in Q219 leading to an EBITDA margin of 41.2% (41.8%).

-	Turkcell Turkey’s EBITDA grew by 15.7% to TRY2,128 million (TRY1,840 million) with an EBITDA margin of 40.5% (42.1%).

-	Turkcell International EBITDA[2] rose to TRY230 million (TRY122 million) leading to an EBITDA margin of 46.8% (36.9%).

-	The EBITDA of other subsidiaries rose by 13.2% to TRY195 million (TRY172 million).

Depreciation and amortization expenses increased by 21.0% in Q219 year-on-year.

Net finance expense increased to TRY572 million (TRY486 million) in Q219 year-on-year. This was driven mainly by higher interest expenses resulting from borrowings and lease obligations. Please note that the Group started to apply hedge accounting as of July 1, 2018 for existing participating cross currency swap and cross currency swap transactions, in accordance with the IFRS 9 hedge accounting requirement. Please see the IFRS report for details.

See Appendix A for details of net foreign exchange gain and loss.

Income tax expense increased 14.6% year-on-year in Q219. Please see Appendix A for details.

Net income of the Group increased by 12.1% to TRY465 million (TRY415 million) in Q219 year-on-year, driven mainly by strong operational performance, despite higher interest expenses resulting from borrowings and lease obligations, and higher depreciation and amortization expenses. Please also note that we booked a provision of TRY60 million in Q219 for recognition of liability in relation to Kcell Share Purchase Agreement regarding the past Kcell transaction. Excluding this provision, our net income would have increased by 26.6% year-over-year in Q219.

Total cash & debt: Consolidated cash as of June 30, 2019 increased to TRY10,687 million from TRY8,888 million as of March 31, 2019 driven mainly by the Fintur proceeds of TRY2,230 million received at the beginning of Q219. Excluding the FX swap transactions for TRY borrowing, 80% of our cash is in US$, 17% in EUR and 3% in TRY.

Consolidated debt as of June 30, 2019 declined to TRY22,062 million from TRY22,867 million as of March 31, 2019. Please note that TRY1,577 million of our consolidated debt is comprised of lease obligations.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.
(2) We started to capitalize the frequency usage fees of lifecell in Q418 in accordance with IFRS16. The change was implemented retrospectively for 2018; impact regarding previous quarters of 2018 was booked in Q418. We started to capitalize the frequency usage fees of BeST in Q219 in accordance with IFRS16. The impact regarding Q119 was also booked in Q219. These changes positively impacted Turkcell International EBITDA.

7

Second Quarter 2019 Results

Consolidated debt breakdown excluding lease obligations:

-
Turkcell Turkey’s debt was at TRY16,300 million, of which TRY9,389 million (US$1,631 million) was denominated in US$, TRY6,132 million (EUR936 million) in EUR, TRY212 million (CNY254 million) in CNY and the remaining TRY567 million in TRY.

-
Our consumer finance company had a debt balance of TRY3,025 million, of which TRY1,631 million (US$283 million) was denominated in US$, and TRY920 million (EUR140 million) in EUR with the remaining TRY474 million in TRY.

-	The debt balance of lifecell was TRY1,136 million, all denominated in UAH.

●
TRY826 million of lease obligations is denominated in TRY, TRY25 million (US$4 million) in US$, TRY176 million (EUR27 million) in EUR and the remaining balance in other local currencies (please note that the figures in parentheses refer to US$ or EUR equivalents).

TRY12,343 million of our consolidated debt is set at a floating rate. Excluding consumer finance business borrowings, TRY5,707 million of consolidated debt will mature within less than a year.

Net debt as of June 30, 2019 was at TRY11,375 million with a net debt to EBITDA ratio of 1.2 times. Excluding consumer finance company consumer loans, our telco only net debt was at TRY8,160 million with a leverage of 0.9 times.

Turkcell Group has a long FX position of US$207 million as at the end of Q219. (Please note that this figure takes into account advance payments and hedging, but excludes FX swap transactions for TRY borrowing. Derivatives (VIOP) and forward transactions are included).

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY1,808 million in Q219. In Q219 and in H119, operational capital expenditures (excluding license fees) at the Group level were at 15.4% and 15.5% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Half Year
	Q218	Q219	H118	H119
Operational Capex	(1,062.4)	(956.0)	(1,588.6)	(1,839.6)
License and Related Costs	(137.2)	(0.5)	(325.2)	(1.2)
Non-operational Capex (Including IFRS15 & IFRS16)	(384.3)	(851.3)	(2,230.1)	(1,319.6)
Total Capex[1]	(1,583.8)	(1,807.8)	(4,143.9)	(3,160.4)
 (1) Breakdown of capex for Q218 has been restated

8

Second Quarter 2019 Results

Operational Review of Turkcell Turkey
Summary of Operational Data	Q218	Q119	Q219	y/y%	q/q%
Number of subscribers (million)	37.6	36.6	36.8	(2.1%)	0.5%
Mobile Postpaid (million)	18.8	18.7	18.9	0.5%	1.1%
Mobile M2M (million)	2.5	2.4	2.5	-	4.2%
Mobile Prepaid (million)	16.0	15.0	15.0	(6.3%)	-
Fiber (thousand)	1,288.5	1,411.1	1,426.4	10.7%	1.1%
ADSL (thousand)	916.7	861.7	798.2	(12.9%)	(7.4%)
Superbox (thousand)[1]	8.4	56.4	129.8	n.m.	130.1%
Cable (thousand)	-	9.7	20.3	n.a.	109.3%
IPTV (thousand)	559.9	632.0	653.2	16.7%	3.4%
Churn (%)[2]
Mobile Churn (%)[3]	1.9%	1.9%	2.0%	0.1pp	0.1pp
Fixed Churn (%)	1.5%	2.0%	2.1%	0.6pp	0.1pp
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	32.7	35.7	38.1	16.5%	6.7%
Mobile ARPU, blended (excluding M2M)	34.9	38.1	40.7	16.6%	6.8%
Postpaid	47.1	50.6	54.3	15.3%	7.3%
Postpaid (excluding M2M)	53.7	57.4	61.7	14.9%	7.5%
Prepaid	15.8	17.2	17.8	12.7%	3.5%
Fixed Residential ARPU, blended	55.4	59.8	64.2	15.9%	7.4%
Residential Fiber ARPU	56.4	62.8	66.1	17.2%	5.3%
Average mobile data usage per user (GB/user)	5.0	5.9	6.6	32.0%	11.9%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	364.4	393.1	416.2	14.2%	5.9%
(1) Superbox subscribers are included in mobile subscribers.
(2) Presentation of churn figures has been changed to demonstrate average monthly churn figures for the respective quarters.
(3) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end.

On the mobile front, our subscriber base expanded by 214 thousand quarterly net additions, reaching 33.9 million in total. We registered 215 thousand quarterly net additions to the postpaid subscriber base during the quarter on the back of value propositions and innovative customer-focused campaigns. Accordingly, our postpaid subscriber base comprised 55.7% (54.1%) of our total subscriber base by the end of Q219.

Our fixed subscriber base stood at 2.2 million as at the end of Q219. Our fiber subscriber base expanded by 15 thousand quarterly and 138 thousand annual net additions. Superbox, our fixed wireless access product, registered quarterly net subscriber additions of 73 thousand and reached 130 thousand in total. IPTV subscribers reached 653 thousand by the end of the quarter on 21 thousand quarterly and 93 thousand annual net additions. Total TV subscribers, including OTT only users, reached 4.5 million4. The Turkcell TV+ mobile application has been downloaded 13.3 million times as at the end of Q219.

In Q219, our average monthly mobile churn rate was at 2.0%, while our average monthly fixed churn rate was at 2.1%.

Mobile ARPU (excluding M2M) grew by 16.6% year-on-year in Q219, driven mainly by increased data consumption per user, rise in digital services usage, upsell efforts and price adjustments.

Residential fiber ARPU rose 17.2% in Q219 year-on-year on the back of upsell performance and price adjustments, as well as multiplay subscribers with TV5, reaching 50.8% of total residential fiber subscribers.

Average mobile data usage per user rose by 32% in Q219 year-on-year driven by increased number and higher data consumption of 4.5G users, as well as rich digital service offerings. Accordingly, the average mobile data usage of 4.5G users reached 8.2GB in Q219 and 8.9GB in June.

In Q219, we continued our efforts to increase the 4.5G compatible smartphones on our network. Accordingly, 4.5G compatible smartphones reached 19 million on 0.5 million quarterly additions to 83% of total smartphones.
(4) IPTV users and OTT only cumulative active users
(5) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users

9

Second Quarter 2019 Results

 TURKCELL INTERNATIONAL

lifecell[1] Financial Data	Quarter			Half Year
	Q218	Q219	y/y%	H118	H119	y/y%
Revenue (million UAH)	1,276.5	1,481.9	16.1%	2,484.4	2,897.4	16.6%
EBITDA (million UAH)	563.7	798.8	41.7%	1,068.6	1,614.3	51.1%
EBITDA margin (%)	44.2%	53.9%	9.7pp	43.0%	55.7%	12.7pp
Net income / (loss) (million UAH)	(206.7)	(293.2)	41.8%	(384.9)	(560.4)	45.6%
Capex (million UAH)	1,648.1	350.0	(78.8%)	4,236.8	707.8	(83.3%)
Revenue (million TRY)	207.7	324.3	56.1%	375.7	600.1	59.7%
EBITDA (million TRY)	98.8	174.8	76.9%	168.6	333.8	98.0%
EBITDA margin (%)	47.6%	53.9%	6.3pp	44.9%	55.6%	10.7pp
Net income / (loss) (million TRY)	(34.2)	(64.0)	87.1%	(59.1)	(116.1)	96.4%
(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues grew by 16.1% year-on-year in Q219 in local currency terms, driven mainly by increased mobile data revenues with rising number and mobile data usage of 4.5G subscribers. EBITDA in local currency terms rose by 41.7% year-on-year to UAH799 million, which resulted in an EBITDA margin of 53.9%. Please note that starting from Q418, lifecell started to capitalize its radio frequency usage costs in accordance with IFRS16. The overall impact, including the retrospective adjustments for previous quarters of 2018, was booked in Q418.

lifecell revenues in TRY terms grew by 56.1% year-on-year, while its EBITDA rose to TRY175 million leading to an EBITDA margin of 53.9% in Q219.

lifecell Operational Data	Q218	Q119	Q219	y/y%	q/q%
Number of subscribers (million)[2]	10.1	9.4	9.2	(8.9%)	(2.1%)
Active (3 months)[3]	7.8	6.9	6.8	(12.8%)	(1.4%)
MOU (minutes) (12 months)	147.4	141.4	147.4	-	4.2%
ARPU (Average Monthly Revenue per User), blended (UAH)	41.7	49.0	53.1	27.3%	8.4%
Active (3 months) (UAH)	55.5	66.7	72.5	30.6%	8.7%
(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(3) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s three-month active subscriber base declined to 6.8 million in Q219, mainly due to the declining multiple SIM card usage trend in the country. lifecell continued its strong ARPU performance in Q219. Accordingly, ARPU of its 3-month active users grew 30.6% year-over-year on the back of increased mobile data consumption and price adjustments. Meanwhile, lifecell pursued its upsell efforts and continued to attract high ARPU generating subscribers leveraging the quality of its 4.5G and 3G networks and attractive digital services, which supported the solid ARPU performance.

lifecell continued to penetrate its 4.5G services within its customer base in Q219 as reflected by 3-month active 4.5G users, which reached 40% of total mobile data users, which led to increased data consumption. Accordingly, average data consumption per user rose by 89% year-on-year. Reaching 78% smartphone penetration, lifecell continued its leadership of the Ukrainian market as at the end of Q219. Furthermore, Mobile Number Portability was introduced on May 1st, which we consider an important step towards further strengthening fair competitive environment.

In line with Turkcell’s global digital services strategy, lifecell continued its focus on rising the penetration of its digital services within its customer base. lifecell continued to enrich its digital services portfolio and digital packages to better meet its customer needs and held several campaigns to attract new users. Accordingly, the number of three-month active digital services users reached 1.5 million in Q219.

10

Second Quarter 2019 Results

BeST[1]	Quarter			Half Year
	Q218	Q219	y/y%	H118	H119	y/y%
Number of subscribers (million)	1.6	1.5	(6.3%)	1.6	1.5	(6.3%)
Active (3 months)	1.2	1.1	(8.3%)	1.2	1.1	(8.3%)
Revenue (million BYN)	30.6	33.7	10.1%	59.8	65.6	9.7%
EBITDA (million BYN)	4.4	11.1	152.3%	9.7	18.5	90.7%
EBITDA margin (%)	14.4%	32.9%	18.5pp	16.1%	28.2%	12.1pp
Net loss (million BYN)	(10.3)	(8.5)	(17.5%)	(20.3)	(17.3)	(14.8%)
Capex (million BYN)	3.9	20.4	423.1%	33.4	31.2	(6.6%)
Revenue (million TRY)	65.4	94.1	43.9%	122.0	173.6	42.3%
EBITDA (million TRY)	10.5	31.1	196.2%	20.8	49.5	138.0%
EBITDA margin (%)	16.0%	33.0%	17.0pp	17.0%	28.5%	11.5pp
Net loss (million TRY)	(22.1)	(23.7)	7.2%	(41.5)	(45.6)	9.9%

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues rose by 10.1% year-on-year in Q219 in local currency terms, driven mainly by growth in mobile data revenues with the increasing penetration of 4G subscribers. Device sales revenues also contributed to topline growth. BeST’s EBITDA increased to BYN11.1 million, which led to an EBITDA margin of 32.9% in Q219. Please note that we started to capitalize the frequency usage fees of BeST in Q219 in accordance with IFRS16, which had a positive impact on EBITDA. The impact regarding Q119 was also booked in Q219.

BeST’s revenues in TRY terms increased by 43.9% year-on-year in Q219, with an EBITDA margin of 33.0%.

Penetration of 4G services continued to increase within BeST’s subscriber base during Q219. Accordingly, 4G users reached 44% of 3-month active subscriber base, which led to increased data consumption and digital services usage. The average monthly data consumption of subscribers grew by 70% year-over-year to 6.4GB in Q219. BeST continued to enrich its digital services portfolio and increased the penetration of these services, which supported ARPU growth and subscriber retention. Subscribers who use at least one digital service comprised 24% of the 3-month active subscriber base.

Kuzey Kıbrıs Turkcell[2] (million TRY)	Quarter			Half Year
	Q218	Q219	y/y%	H118	H119	y/y%
Number of subscribers (million)	0.5	0.6	20.0%	0.5	0.6	20.0%
Revenue	45.2	51.6	14.2%	88.7	99.5	12.2%
EBITDA	17.2	19.2	11.6%	31.3	36.0	15.0%
EBITDA margin (%)	38.0%	37.3%	(0.7pp)	35.2%	36.1%	0.9pp
Net income	10.1	5.4	(46.5%)	15.4	13.0	(15.6%)
Capex	8.1	13.0	60.5%	23.3	23.6	1.3%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues rose by 14.2% year-on-year in Q219, driven mainly by the growth in mobile data revenues. EBITDA increased by 11.6%, which resulted in an EBITDA margin of 37.3%.

Fintur In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016.

On December 12, 2018, Turkcell signed a binding agreement and on April 2, 2019 completed the transfer of its shares in Fintur to Sonera Holding B.V., the majority shareholder of Fintur. The final value of the transaction was EUR352.9 million. As the conditions precedent required for the share transfer were completed within Q119, TRY772 million profit generated from the transaction is reflected in the Q119 financial statements.

11

Second Quarter 2019 Results

We booked a provision of TRY60 million in Q219 for recognition of liability in relation to the Kcell Share Purchase Agreement regarding past Kcell transaction.

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 48.2 million as of June 30, 2019. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell and lifecell Europe.

Turkcell Group Subscribers	Q218	Q119	Q219	y/y%	q/q%
Mobile Postpaid (million)	18.8	18.7	18.9	0.5%	1.1%
Mobile Prepaid (million)	16.0	15.0	15.0	(6.3%)	-
Fiber (thousand)	1,288.5	1,411.1	1,426.4	10.7%	1.1%
ADSL (thousand)	916.7	861.7	798.2	(12.9%)	(7.4%)
Superbox (thousand)[1]	8.4	56.4	129.8	n.m.	130.1%
Cable (thousand)	-	9.7	20.3	n.a	109.3%
IPTV (thousand)	559.9	632.0	653.2	16.7%	3.4%
Turkcell Turkey subscribers (million)[2]	37.6	36.6	36.8	(2.1%)	0.5%
lifecell (Ukraine)	10.1	9.4	9.2	(8.9%)	(2.1%)
BeST (Belarus)	1.6	1.6	1.5	(6.3%)	(6.3%)
Kuzey Kıbrıs Turkcell	0.5	0.6	0.6	20.0%	-
lifecell Europe[3]	0.3	0.2	0.2	(33.3%)	-
Turkcell Group Subscribers (million)	50.1	48.4	48.2	(3.8%)	(0.4%)
(1) Superbox subscribers are included in mobile subscribers.
(2) Subscribers to more than one service are counted separately for each service.
(3) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure. Turkcell Europe was rebranded as lifecell Europe on January 15, 2018.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Half Year
	Q218	Q119	Q219	y/y%	q/q%	H118	H119	y/y%
GDP Growth (Turkey)	5.3%	(2.6%)	n.a.	n.a	n.a	6.3%	n.a	n.a
Consumer Price Index (Turkey) (yoy)	15.4%	19.7%	15.7%	0.3pp	(4.0pp)	15.4%	15.7%	0.3pp
US$ / TRY rate
Closing Rate	4.5607	5.6284	5.7551	26.2%	2.3%	4.5607	5.7551	26.2%
Average Rate	4.2639	5.3378	5.8478	37.1%	9.6%	4.0358	5.5928	38.6%
EUR / TRY rate
Closing Rate	5.3092	6.3188	6.5507	23.4%	3.7%	5.3092	6.5507	23.4%
Average Rate	5.0636	6.0777	6.5488	29.3%	7.8%	4.8715	6.3132	29.6%
US$ / UAH rate
Closing Rate	26.19	27.25	26.17	(0.1%)	(4.0%)	26.19	26.17	(0.1%)
Average Rate	26.24	27.41	26.73	1.9%	(2.5%)	26.83	27.07	0.9%
US$ / BYN rate
Closing Rate	1.9898	2.1285	2.0433	2.7%	(4.0%)	1.9898	2.0433	2.7%
Average Rate	1.9975	2.1470	2.0967	5.0%	(2.3%)	1.9819	2.1219	7.1%

12

Second Quarter 2019 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Quarter			Half Year
	Q218	Q219	y/y%	H118	H119	y/y%
Adjusted EBITDA	2,134.3	2,552.8	19.6%	4,156.2	4,833.9	16.3%
Depreciation and amortization	(1,046.1)	(1,265.8)	21.0%	(2,025.9)	(2,443.9)	20.6%
Finance income	651.9	(200.4)	(130.7%)	924.9	334.7	(63.8%)
Finance costs	(1,138.2)	(371.4)	(67.4%)	(1,724.8)	(1,326.8)	(23.1%)
Other income / (expense)	(30.2)	(73.8)	144.4%	(63.7)	(125.7)	97.3%
Share of profit of equity accounted investees	-	1.0	n.a.	-	1.7	n.a
Consolidated profit from continued operations before income tax & minority interest	571.6	642.4	12.4%	1,266.8	1,274.0	0.6%
Income tax expense	(142.2)	(163.0)	14.6%	(312.4)	(322.7)	3.3%
Consolidated profit from continued operations before minority interest	429.5	479.4	11.6%	954.5	951.2	(0.3%)
Discontinued operations	-	-	n.a.	-	772.4	n.a.
Consolidated profit before minority interest	429.5	479.4	11.6%	954.5	1,723.7	80.6%

13

Second Quarter 2019 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2019. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2018 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 5 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY6.2 billion revenue in Q219 with total assets of TRY45.6 billion as of June 30, 2019. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

14

Second Quarter 2019 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY	Quarter			Half Year
	Q218	Q219	y/y%	H118	H119	y/y%
Turkcell Turkey	(660.2)	(37.4)	(94.3%)	(1,027.7)	(595.9)	(42.0%)
Turkcell International	(33.7)	(9.8)	(70.9%)	(43.0)	(35.7)	(17.0%)
Other Subsidiaries	(266.8)	(61.9)	(76.8%)	(383.9)	(190.0)	(50.5%)
Net FX loss before hedging	(960.6)	(109.1)	(88.6%)	(1,454.6)	(821.6)	(43.5%)
Fair value gain on derivative financial instruments[1]	568.6	(300.0)	(152.8%)	782.3	152.4	(80.5%)
Net FX gain / (loss) after hedging	(392.0)	(409.1)	4.4%	(672.3)	(669.3)	(0.4%)
(1) Definition of fair value gain on derivative financial instruments has been extended to include the impact of interest income and expense in relation to derivative instruments and fair value of FX swaps, option contracts engaged in during the period to manage operational cash flow balance.

Table: Income tax expense details

Million TRY	Quarter			Half Year
	Q218	Q219	y/y%	H118	H119	y/y%
Current tax expense	(181.6)	(208.0)	14.5%	(361.7)	(361.8)	-
Deferred tax income / (expense)	39.4	45.0	14.2%	49.4	39.1	(20.9%)
Income Tax expense	(142.2)	(163.0)	14.6%	(312.4)	(322.7)	3.3%

15

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
As at 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	30 June 2019	31 December 2018
Assets
Property, plant and equipment	9	11,545,632	11,116,316
Right-of-use assets	11	1,832,480	1,649,602
Intangible assets	10	10,443,411	10,050,172
Investment properties		17,365	15,425
Trade receivables		118,467	115,001
Receivables from financial services		310,464	884,686
Contract assets		3,981	3,513
Deferred tax assets		178,290	152,732
Investments in equity accounted investees		40,151	19,413
Other non-current assets		818,050	421,306
Total non-current assets		25,308,291	24,428,166

Inventories		182,136	180,434
Trade receivables		2,912,402	2,473,978
Due from related parties		7,075	13,533
Receivables from financial services		2,904,743	3,318,255
Contract assets		562,017	711,928
Derivative financial instruments		1,198,136	1,356,062
Hold to collect financial asset		1,310	9,409
Financial asset at fair value through other comprehensive income		226,983	42,454
Cash and cash equivalents		10,686,732	7,419,239
Other current assets		1,622,069	1,091,512
Subtotal		20,303,603	16,616,804
Assets classified as held for sale	12	-	1,720,305

Total current assets		20,303,603	18,337,109

Total assets		45,611,894	42,765,275

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares		(151,532)	(141,534)
Additional paid-in capital		35,026	35,026
Reserves		2,236,273	2,503,537
Remeasurements of employee termination benefit		(34,871)	(34,871)
Retained earnings		12,989,459	11,359,317
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		17,274,624	15,921,744
Non-controlling interests		55,926	131,810
Total equity		17,330,550	16,053,554

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
As at 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	30 June 2019	31 December 2018
Liabilities
Borrowings	14	14,558,501	13,119,636
Employee benefit obligations		256,788	224,747
Provisions		286,822	268,722
Deferred tax liabilities		886,228	862,360
Contract liabilities		124,137	131,598
Other non-current liabilities		429,238	364,610
Total non-current liabilities		16,541,714	14,971,673

Borrowings	14	7,503,518	7,035,909
Current tax liabilities		177,646	133,597
Trade and other payables		3,321,986	3,788,174
Due to related parties		40,728	45,331
Deferred revenue		56,296	8,948
Provisions		187,807	307,068
Contract liabilities		275,326	255,756
Derivative financial instruments		176,323	165,265
Total current liabilities		11,739,630	11,740,048

Total liabilities		28,281,344	26,711,721

Total equity and liabilities		45,611,894	42,765,275

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS
For the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Six months ended		Three months ended
	Note	30 June 2019	30 June 2018	30 June 2019	30 June 2018

Revenue	8	11,279,888	9,343,464	5,899,848	4,835,345
Revenue from financial services	8	586,611	523,452	291,292	269,976
Total revenue		11,866,499	9,866,916	6,191,140	5,105,321

Cost of revenue		(8,031,029)	(6,338,901)	(4,208,987)	(3,305,567)
Cost of revenue from financial services		(161,646)	(167,609)	(75,391)	(86,184)
Total cost of revenue		(8,192,675)	(6,506,510)	(4,284,378)	(3,391,751)

Gross profit		3,248,859	3,004,563	1,690,861	1,529,778
Gross profit from financial services		424,965	355,843	215,901	183,792
Total gross profit		3,673,824	3,360,406	1,906,762	1,713,570

Other income		63,621	43,960	36,959	30,066
Selling and marketing expenses		(816,542)	(760,855)	(413,389)	(404,260)
Administrative expenses		(375,510)	(313,133)	(184,941)	(158,801)
Net impairment losses on financial and
contract assets		(91,770)	(156,081)	(21,435)	(62,323)
Other expenses		(189,280)	(107,625)	(110,799)	(60,260)
Operating profit		2,264,343	2,066,672	1,213,157	1,057,992

Finance income	6	334,737	924,948	(200,361)	651,879
Finance costs	6	(1,326,835)	(1,724,774)	(371,357)	(1,138,235)
Net finance costs		(992,098)	(799,826)	(571,718)	(486,356)

Share of profit of equity accounted investees		1,738	-	951	-
Profit before income tax		1,273,983	1,266,846	642,390	571,636

Income tax expense	7	(322,735)	(312,372)	(162,961)	(142,177)
Profit from continuing operations		951,248	954,474	479,429	429,459

Profit from discontinued operations
(attributable to owners of the Company)	12	772,436	-	-	-

Profit for the year		1,723,684	954,474	479,429	429,459

Profit for the year is attributable to:
Owners of the Company		1,689,615	915,835	465,164	415,055
Non-controlling interests		34,069	38,639	14,265	14,404
Total		1,723,684	954,474	479,429	429,459

Basic and diluted earnings per share for profit
attributable to owners of the Company (in full TL)		0.77	0.42	0.21	0.19
Basic and diluted earnings per share for profit
from continuing operations attributable to
owners of the Company (in full TL)		0.42	0.42	0.21	0.19
Basic and diluted earnings per share for profit from discontinued operations attributable to
owners of the Company (in full TL)		0.35	-	-	-

The above condensed consolidated interim statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
For the six months ended 30 June 2019
 (All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Six months ended		Three months ended
	Note	30 June 2019	30 June 2018	30 June 2019	30 June 2018

Profit for the year		1,723,684	954,474	479,429	429,459

Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		245,792	251,835	100,578	154,099
Exchange differences arising from discontinued operations	12	104,986	225,341	-	174,776
Fair value reserve		169	-	1,148	-
Cash flow hedges - effective portion of changes in fair value		271,890	-	223	-
Cash flow hedges - reclassified to profit or loss		(367,933)	-	(146,566)	-
Cost of hedging reserve - changes in fair value		(137,928)	-	(13,090)	-
Cost of hedging reserve - reclassified to profit or loss		(9,551)	-	(48,895)	-
Losses on hedges of net investments in foreign operations		(33,371)	-	(33,371)	-
Income tax relating to these items		(33,433)	(119,295)	(2,009)	(63,023)
-Income tax relating to exchange differences		(94,349)	(119,295)	(55,182)	(63,023)
-Income tax relating to hedges of net investments		7,342	-	7,342	-
-Income tax relating to cash flow hedges		21,129	-	32,195	-
-Income tax relating to cost of hedging reserve		32,445	-	13,636	-
Other comprehensive income/(loss) for the year, net of income tax		40,621	357,881	(141,982)	265,852
Total comprehensive income for the year		1,764,305	1,312,355	337,447	695,311

Total comprehensive income for the year is attributable to:
Owners of the Company		1,731,011	1,272,430	323,223	679,846
Non-controlling interests		33,294	39,925	14,224	15,465
Total		1,764,305	1,312,355	337,447	695,311

Total comprehensive income for the year attributable to
owners of the Company arises from:
Continuing operations		853,589	1,059,483	323,223	508,575
Discontinued operations		877,422	212,947	-	171,271
Total		1,731,011	1,272,430	323,223	679,846

The above condensed consolidated interim statement of comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2019
 (All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve (*)	Fair value Reserve (*)	Net investment Hedge (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Reserve for non-controlling interest put option (*)	Foreign currency translation reserve (*)	Remeasurements of employee termination benefit	Retained earnings	Total	Non-controlling interests	Total equity

Balance at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	-	-	-	-	(540,045)	439,700	(44,776)	11,312,276	14,989,161	55,927	15,045,088
Changes in accounting policy	-	-	-	-	-	-	-	-	-	-	543	-	534,976	535,519	-	535,519
Restated total equity at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	-	-		-	(540,045)	440,243	(44,776)	11,847,252	15,524,680	55,927	15,580,607
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	-	915,835	915,835	38,639	954,474
Other comprehensive income
Foreign currency translation differences	-	-	-	-	-	-	-	-	-	(143,110)	499,705	-	-	356,595	1,286	357,881
Total other comprehensive income, net of income tax	-	-	-	-	-	-	-	-	-	(143,110)	499,705	-	-	356,595	1,286	357,881
Total comprehensive income	-	-	-	-	-	-	-	-	-	(143,110)	499,705	-	915,835	1,272,430	39,925	1,312,355
Transfer to legal reserves	-	-	-	-	316,187	-	-	-	-	-	-	-	(316,187)	-	-	-
Dividends paid (Note 13)	-	5,886	-	-	-	-	-	-	-	-	-	-	(1,900,000)	(1,894,114)	(46,562)	(1,940,676)
Balance at 30 June 2018	2,200,000	(50,427)	35,026	269	1,959,211	-	-	-	-	(683,155)	939,948	(44,776)	10,546,900	14,902,996	49,290	14,952,286

Balance at 1 January 2019	2,200,000	(141,534)	35,026	269	2,235,922	-	-	(271,130)	14,942	(810,192)	1,333,995	(34,871)	11,359,317	15,921,744	131,810	16,053,554
Total comprehensive income/(loss):
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	-	1,689,615	1,689,615	34,069	1,723,684
Other comprehensive income/(loss):
Foreign currency translation differences	-	-	-	-	-	-	-	-	-	(66,675)	323,879	-	-	257,204	(775)	256,429
Net change in fair value of AFS	-	-	-	-	-	169	-	-	-	-	-	-	-	169	-	169
Change in net investment hedge	-	-	-	-	-	-	(26,029)	-	-	-	-	-	-	(26,029)	-	(26,029)
Change in cash flow hedge reserve	-	-	-	-	-	-	-	(115,034)	(74,914)	-	-	-	-	(189,948)	-	(189,948)
Total other comprehensive income, net of income tax	-	-	-	-	-	169	(26,029)	(115,034)	(74,914)	(66,675)	323,879	-	-	41,396	(775)	40,621
Total comprehensive income/(loss)	-	-	-	-	-	169	(26,029)	(115,034)	(74,914)	(66,675)	323,879	-	1,689,615	1,731,011	33,294	1,764,305
Acquisition of treasury shares (-)	-	(9,998)	-	-	-	-	-	-	-	-	-	-	-	(9,998)	-	(9,998)
Transfer to legal reserve	-	-	-	-	203,378	-	-	-	-	-	-	-	(203,378)	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(109,178)	(109,178)
Sale of investment (Note 12)	-	-	-	-	-	-	-	-	-	876,867	(1,388,905)	-	143,905	(368,133)	-	(368,133)
Balance at 30 June 2019	2,200,000	(151,532)	35,026	269	2,439,300	169	(26,029)	(386,164)	(59,972)	-	268,969	(34,871)	12,989,459	17,274,624	55,926	17,330,550

(*) Included in Reserves in the condensed consolidated interim statement of financial position.

The above condensed consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Six months ended 30 June
	Note	2019	2018
Cash flows from operating activities:
Profit before income tax from
Continuing operations		951,248	954,474
Discontinued operations		772,436	-
Profit before income tax including discontinued operations		1,723,684	954,474

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	9	1,035,140	880,488
Amortization of intangible assets and right of use assets	10,11	1,408,786	1,145,409
Net finance (income)/expense		771,802	411,030
Fair value adjustments to derivatives	15	(474,756)	(1,001,050)
Income tax expense		322,735	312,372
Gain on sale of property, plant and equipment		(31,150)	(16,372)
Unrealized foreign exchange losses on operating assets		1,117,022	2,076,464
Provisions		311,636	277,323
Share of profit of equity accounted investees		(1,738)	-
Adjustments to (earnings) due to disposal of assets held for sale or to associates	12	(772,436)	-
Deferred revenue		46,221	66,384
		5,456,946	5,106,522
Change in operating assets/liabilities
Change in trade receivables		(340,868)	(150,175)
Change in due from related parties		7,164	(5,489)
Change in receivables from financial services		925,548	(587,695)
Change in inventories		(1,702)	(163,467)
Change in other current assets		(807,075)	(43,841)
Change in other non-current assets		(31,821)	126,910
Change in due to related parties		(5,534)	(30,850)
Change in trade and other payables		(625,714)	(166,578)
Change in other non-current liabilities		(35,439)	(66,756)
Change in employee benefit obligations		(5,444)	(5,072)
Change in short term contract asset		153,503	(13,101)
Change in long term contract asset		(468)	(753)
Change in short term contract liability		19,570	16,610
Change in long term contract liability		(7,461)	24,304
Changes in other working capital		(314,367)	(817,547)
Cash generated from operations		4,386,838	3,223,022

Interest paid		(971,228)	(516,613)
Income tax paid		(297,244)	(411,988)
Net cash inflow from operating activities		3,118,366	2,294,421
Cash flows from investing activities:
Acquisition of property, plant and equipment	9	(1,259,618)	(1,131,756)
Acquisition of intangible assets	10	(1,152,832)	(1,063,591)
Proceeds from sale of property, plant and equipment		46,299	32,041
Proceeds from advances given for acquisition of property, plant and equipment		(364,845)	(58,362)
Proceeds from sale of subsidiary		2,219,644	-
Contribution of increase of share capital in joint ventures/associates		(19,000)	-
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		(225,972)	-
Cash outflows from sale of shares or borrowing instruments of other enterprises or funds		57,529	(2,784)
Interest received		398,302	291,623
Net cash outflow from investing activities		(300,493)	(1,932,829)

Cash flows from financing activities:
Proceeds from derivative instruments		941,848	316,827
Repayments of derivative instruments		(451,478)	(218,167)
Proceeds from issues of loans and borrowings		13,296,208	25,003,047
Proceeds from issues of bonds		175,000	2,113,313
Repayment of borrowings		(13,255,118)	(24,062,197)
Repayment of bonds		(225,794)	-
Dividends paid to shareholders		-	(601,514)
Dividends paid to non-controlling interest		(109,178)	(46,562)
Dividends received for treasury share		-	1,962
(Decrease)/increase in cash collateral related to loans		204,077	(82,653)
Payments of lease liabilities		(634,996)	(511,126)
Acquisition of treasury shares		(9,998)	-
Net cash (outflow)/inflow from financing activities		(69,429)	1,912,930

Net increase in cash and cash equivalents		2,748,444	2,274,522

Cash and cash equivalents at 1 January		7,419,239	4,712,333

Effects of exchange rate changes on cash and cash equivalents		519,049	93,998

Cash and cash equivalents at 30 June		10,686,732	7,080,853

The above condensed consolidated interim statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the six months ended 30 June 2019 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 31 July 2019.

The Company’s parent is Turkcell Holding A.S., which holds 51% of the Company’s shares as of 30 June 2019. The main shareholders of Turkcell Holding A.S. are TeliaSonera Finland Oyj (Sonera), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

In order to ensure compliance with corporate governance principles of the CMB, 3 independent board members were appointed in 2013. Additionally, two board members were appointed at the General Assembly dated 29 April 2013 as per the resolution of CMB. Also in 2013, 2 members were chosen from the independent nominees list submitted by Sonera. On 29 March 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, 3 new members were elected to serve for 3 years instead of 3 members who are not among independent members appointed by the CMB.As a result of the appointments dated 7 and 8 March 2019 due to resignation of two members at various dates, Turkcell’s Board of Directors consists of a total of 7 non-executive members including 3 independent members as of 30 June 2019.

The Company transfered its total shareholding in Fintur to other shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). Transfer to Sonera Holding and the transfer of proceeds completed on 2 April 2019 subsequent to obtainment of regulatory approvals on 29 March 2019. (Note 12).

Other current and non-current assets mainly consists of business advances, prepaid expenses and advance given for acquisition of property, plant and equipment respectively.

2.	Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual financial statements for the year ended 30 June 2019 and any public announcements made by the Company during the interim reporting period.

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new accounting policies for transactions occurred during the six months ended 30 June 2019 as set out in Note 3.

As at 30 June 2019, interest expense/income and fair value and interest of derivative financial instruments are shown netted off and interest income and expense on financial assets measured at amortized cost are shown netted of on condensed consolidated interim statement of profit or loss (Note 6).The Company has presented financials of 30 June 2018 accordingly which amount is TL 222,723 and 99,081. This classification has no impact on operating profit, profit for the year and cash flow statement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation (continued)

As at 30 June 2018, TL 156,081 has been classified between net impairment losses on financial and contract assets and administrative and selling and marketing expenses according to IFRS 9.

As of 30 June 2018 revenue and cost of revenue from Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) has been classified under financial services which amounts are respectively TL 80,872 and TL (14,743) and as at 31 December 2018 trade receivables from Turkcell Ödeme has been classified under receivables from financial services which amount is TL 32,012. The Company made the relevant reclassifications in the condensed consolidated interim financial statements as of 30 June 2018 (Notes 4 and 8). This classification has no impact on operating profit, profit for the year and cash flow statement.

3.	Significant accounting policies

Foreign currency hedge of net investments in foreign operations

The Company designates its foreign currency bank loans to hedge its net investment in a foreign operation. Foreign exchange gain and/or loss resulting from the subsidiary’s net investment portion of this loan is reclassified to other comprehensive income. Foreign exchange gain and/or loss resulting from the subsidiary’s net investment portion of this loan reclassified to other comprehensive income will be transferred to profit and loss in case of disposal of subsidiary. Tax effects of foreign exchange gain and/or loss resulting from the subsidiary’s net investment portion of this loan is recognized under other comprehensive income as well (Note 13).

New standards and interpretations

i)	Standards, amendments and interpretations effective as at 30 June 2019

-
Amendment to IFRS 9, ‘Financial instruments’; effective from annual periods beginning on or after 1 January 2019. This amendment confirm two points: (1) that reasonable compensation for prepayments can be both negative or positive cash flows when considering whether a financial asset solely has cash flows that are principal and interest and (2) that when a financial liability measured at amortised cost is modified without this resulting in de-recognition, a gain or loss should be recognised immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.

-
Amendment to IAS 28, ‘Investments in associates and joint venture’; effective from annual periods beginning on or after 1 January 2019. These amendments clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Significant in accounting policies (continued)

New standards and interpretations (continued)

i)	Standards, amendments and interpretations effective as at 30 June 2019 (continued)

-
IFRIC 23, ‘Uncertainty over income tax treatments’; effective from annual periods beginning on or after 1 January 2019. This IFRIC clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. The IFRS IC had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognise and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

-	Annual improvements 2015-2017; effective from annual periods beginning on or after 1 January 2019. These amendments include minor changes to:

•	IFRS 3, ‘Business combinations’, – a company remeasures its previously held interest in a joint operation when it obtains control of the business.
•	IFRS 11, ‘Joint arrangements’, – a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.
•	IAS 12, ‘Income taxes’ – a company accounts for all income tax consequences of dividend payments in the same way.
•	IAS 23, ‘Borrowing costs’ – a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

-	Amendments to IAS 19, ‘Employee benefits’ on plan amendment, curtailment or settlement’; effective from annual periods beginning on or after 1 January 2019. These amendments require an entity to:

•	use updated assumptions to determine current service cost and net interest for the reminder of the period after a plan amendment, curtailment or settlement; and
•
recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Significant in accounting policies (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not effective as at 30 June 2019:

-
Amendments to IAS 1 and IAS 8 on the definition of material; effective from Annual periods beginning on or after 1 January 2020. These amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, and consequential amendments to other IFRSs:

•	use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting;
•	clarify the explanation of the definition of material; and
•	incorporate some of the guidance in IAS 1 about immaterial information.

-
Amendments to IFRS 3 - definition of a business; effective from Annual periods beginning on or after 1 January 2020. This amendment revises the definition of a business. According to feedback received by the IASB, application of the current guidance is commonly thought to be too complex, and it results in too many transactions qualifying as business combinations.

-
IFRS 17, ‘Insurance contracts’; effective from annual periods beginning on or after 1 January 2021. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

The Company does not expected material impact of new standards and interpretations on Company’s accounting policies.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkey, Turkcell International and Other. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danismanlık ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”).

Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell LLC (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Lifecell Digital Limited (“Lificell Digital”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman A.Ş.(“ Turkcell Finansman”), Turkcell Odeme, Turkcell Özel Finansman A.Ş. (“TÖFAŞ”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) Paycell LLC (“Paycell”), Turkcell Sigorta Aracılık Hizmetleri A.Ş (“Turkcell Sigorta”), Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.(“Türkiye’nin Otomobili”) and Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.(“Sofra”).

As of 30 June 2018 in the condensed consolidated interim financial statements, Turkcell Odeme has been reported under Turkcell Turkey segments because of its revenue and operational structure. As of 30 June 2019 in the condensed consolidated interim financial statements, the company is classified in other segment due to the fact that a significant portion of revenue consists of non-group and consumer financing services. This classification has no impact on operating profit, profit for the year and cash flow statement.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	Six months ended 30 June
	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Total segment revenue	10,094,117	8,437,659	916,814	610,943	1,129,145	974,168	(273,577)	(155,854)	11,866,499	9,866,916
Inter-segment revenue	(36,301)	(21,035)	(42,826)	(30,206)	(194,450)	(104,613)	273,577	155,854	-	-
Revenue from external customers	10,057,816	8,416,624	873,988	580,737	934,695	869,555	-	-	11,866,499	9,866,916
Adjusted EBITDA	4,037,939	3,585,180	423,716	215,180	390,432	365,682	(18,159)	(9,808)	4,833,928	4,156,234

	Three months ended 30 June
	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Total segment revenue	5,260,843	4,365,638	492,020	331,537	582,226	486,630	(143,949)	(78,484)	6,191,140	5,105,321
Inter-segment revenue	(19,898)	(9,622)	(23,909)	(16,308)	(100,142)	(52,554)	143,949	78,484	-	-
Revenue from external customers	5,240,945	4,356,016	468,111	315,229	482,084	434,076	-	-	6,191,140	5,105,321
Adjusted EBITDA	2,128,116	1,840,007	230,165	122,354	199,776	175,478	(5,231)	(3,574)	2,552,826	2,134,265

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	Six months ended		Three months ended
	30 June 2019	30 June 2018	30 June 2019	30 June 2018

Profit for the period	1,723,684	954,474	479,429	429,459

Add(Less):

Profit/(loss) from discontinued operations	(772,436)	-	-	-

Profit from continuing operations	951,248	954,474	479,429	429,459
Income tax expense	322,735	312,372	162,961	142,177
Finance income	(334,737)	(924,948)	200,361	(651,879)
Finance costs	1,326,835	1,724,774	371,357	1,138,235
Other income	(63,621)	(43,960)	(36,959)	(30,066)
Other expenses	189,280	107,625	110,799	60,260
Depreciation and amortization	2,443,926	2,025,897	1,265,829	1,046,079
Share of loss of equity accounted investees	(1,738)	-	(951)	-
Consolidated adjusted EBITDA	4,833,928	4,156,234	2,552,826	2,134,265

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. National and religious holidays in Turkey also affect the Company’s operational results.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6.	Finance income and costs

	Six months ended		Three months ended
	30 June 2019	30 June 2018	30 June 2019	30 June 2018
Fair value gains on derivative financial
instruments and interest (*)	(225,134)	782,318	(495,424)	568,576
Cash flow hedges - reclassified to profit or loss (*)	377,484	-	195,461	-
Interest income on bank deposits	175,429	142,494	96,305	83,237
Other	6,958	136	3,297	66
Finance income	334,737	924,948	(200,361)	651,879

Net foreign exchange losses	(821,606)	(1,454,623)	(109,099)	(960,603)
Interest expenses for financial liabilities measured at amortized cost	(492,246)	(243,570)	(253,755)	(153,561)
Other	(12,983)	(26,581)	(8,503)	(24,071)
Finance costs	(1,326,835)	(1,724,774)	(371,357)	(1,138,235)
Net finance costs	(992,098)	(799,826)	(571,718)	(486,356)

(*)Interest expense/income and fair value and interest of derivative financial instruments are shown netted off on condensed consolidated interim statement of profit or loss.

7.	Income tax expense

Effective tax rates for the six and three months ended 30 June 2019 and 2018 are 16%, 25% and 25%, 25% respectively. The decrease in the effective tax rate is mainly due to the gains arising from the sale of the shares of Fintur are exempt from the corporate tax in accordance with the Article 10/13-h of the Law no. 7143.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Revenue

	Six months ended 30 June
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Telecommunication services	8,912,427	7,790,002	822,747	535,543	-	-	(25,798)	(32,287)	9,709,376	8,293,258
Equipment revenues	1,099,460	500,987	47,918	43,434	-	-	-	-	1,147,378	544,421
Revenue from financial services	-	-	-	-	587,112	524,095	(501)	(643)	586,611	523,452
Call center revenues	10,528	6,161	7,567	4,396	127,807	117,021	(15,924)	(9,110)	129,978	118,468
Commission fees on betting business	-	-	-	-	106,029	96,648	-	-	106,029	96,648
Revenue from betting business	-	-	-	-	-	106,622	-	-	-	106,622
Other	71,702	140,509	38,582	27,570	308,197	129,782	(231,354)	(113,814)	187,127	184,047
Total	10,094,117	8,437,659	916,814	610,943	1,129,145	974,168	(273,577)	(155,854)	11,866,499	9,866,916

	Three months ended 30 June
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Telecommunication services	4,592,270	4,012,806	442,571	291,589	-	-	(13,120)	(15,872)	5,021,721	4,288,523
Equipment revenues	613,481	301,820	27,298	22,657	-	-	-	-	640,779	324,477
Revenue from financial services	-	-	-	-	291,514	270,300	(222)	(324)	291,292	269,976
Call center revenues	4,795	2,965	4,715	2,288	73,496	55,155	(10,186)	(4,617)	72,820	55,791
Commission fees on betting business	-	-	-	-	49,400	43,064	-	-	49,400	43,064
Revenue from betting business	-	-	-	-	-	49,854	-	-	-	49,854
Other	50,297	48,047	17,436	15,003	167,816	68,257	(120,421)	(57,671)	115,128	73,636
Total	5,260,843	4,365,638	492,020	331,537	582,226	486,630	(143,949)	(78,484)	6,191,140	5,105,321

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Revenue (continued)

	30 June 2019
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	8,912,427	822,747	-	(25,798)	9,709,376
At a point in time	85,164	1,619	-	-	86,783
Over time	8,827,263	821,128	-	(25,798)	9,622,593
Equipment Related	1,099,460	47,918	-	-	1,147,378
At a point in time	1,087,148	43,489	-	-	1,130,637
Over time	12,312	4,429	-	-	16,741
Revenue from financial operations	-	-	587,112	(501)	586,611
At a point in time	-	-	99,494	(501)	98,993
Over time	-	-	487,618	-	487,618
Call Center	10,528	7,567	127,807	(15,924)	129,978
At a point in time	-	-	-	-	-
Over time	10,528	7,567	127,807	(15,924)	129,978
Commission fees on betting business	-	-	106,029	-	106,029
At a point in time	-	-	-	-	-
Over time	-	-	106,029	-	106,029
Revenue from betting business	-	-	-	-	-
At a point in time	-	-	-	-	-
Over time	-	-	-	-	-
All other segments	71,702	38,582	308,197	(231,354)	187,127
At a point in time	31,871	6,632	-	(286)	38,217
Over time	39,831	31,950	308,197	(231,068)	148,910
Total	10,094,117	916,814	1,129,145	(273,577)	11,866,499
At a point in time	1,204,183	51,740	99,494	(783)	1,354,634
Over time	8,889,934	865,074	1,029,651	(272,794)	10,511,865

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Revenue (continued)

	30 June 2018
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	7,790,002	535,543	-	(32,287)	8,293,258
At a point in time	151,578	-	-	(7,324)	144,254
Over time	7,638,424	535,543	-	(24,963)	8,149,004
Equipment Related	500,987	43,434	-	-	544,421
At a point in time	495,649	43,434	-	-	539,083
Over time	5,338	-	-	-	5,338
Revenue from financial operations	-	-	524,095	(643)	523,452
At a point in time	-	-	99,373	(643)	98,730
Over time	-	-	424,722	-	424,722
Call Center	6,161	4,396	117,021	(9,110)	118,468
At a point in time	-	-	-	-	-
Over time	6,161	4,396	117,021	(9,110)	118,468
Commission fees on betting business	-	-	96,648	-	96,648
At a point in time	-	-	-	-	-
Over time	-	-	96,648	-	96,648
Revenue from betting business	-	-	106,622	-	106,622
At a point in time	-	-	-	-	-
Over time	-	-	106,622	-	106,622
All other segments	140,509	27,570	129,782	(113,814)	184,047
At a point in time	113,868	4	340	-	114,212
Over time	26,641	27,566	129,442	(113,814)	69,835
Total	8,437,659	610,943	974,168	(155,854)	9,866,916
At a point in time	761,095	43,438	99,713	(7,967)	896,279
Over time	7,676,564	567,505	874,455	(147,887)	8,970,637

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Property, plant and equipment

Cost	Balance as at 1 January 2019	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 30 June 2019

Network infrastructure (All operational)	19,132,278	200,445	(299,832)	514,185	-	567,823	20,114,899
Land and buildings	929,901	8,365	-	386	-	4,342	942,994
Equipment, fixtures and fittings	803,500	36,071	(28,433)	(1,804)	-	8,490	817,824
Motor vehicles	40,106	-	-	-	-	974	41,080
Leasehold improvements	327,492	1,525	-	-	-	1,282	330,299
Construction in progress	512,087	1,002,682	-	(512,651)	(1,139)	11,350	1,012,329
Total	21,745,364	1,249,088	(328,265)	116	(1,139)	594,261	23,259,425

Accumulated depreciation
Network infrastructure (All operational)	9,446,217	918,382	(295,243)	2,241	7,593	358,797	10,437,987
Land and buildings	239,088	40,057	-	170	-	4,006	283,321
Equipment, fixtures and fittings	633,507	51,171	(25,028)	(2,241)	14	6,895	664,318
Motor vehicles	34,230	1,466	-	-	-	911	36,607
Leasehold improvements	276,006	14,817	-	-	-	737	291,560
Total	10,629,048	1,025,893	(320,271)	170	7,607	371,346	11,713,793

Net book amount	11,116,316	223,195	(7,994)	(54)	(8,746)	222,915	11,545,632

Depreciation expense for the six and three months ended 30 June 2019 amounting to TL 1,034,639 and 515,093 including impairment losses are recognized in cost of revenues.

The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments.

Impairment losses on property, plant and equipment for the six and three months ended 30 June 2019 amounting to TL 8,746 and 2,204 are included in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Intangible assets

Cost	Balance at 1 January 2019	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 30 June 2019
Telecommunication licenses	8,722,998	4,494	-	24,799	187,330	8,939,621
Computer software	8,539,038	622,185	(11,121)	7,889	67,083	9,225,074
Transmission line software	73,139	347	-	-	-	73,486
Central betting system operating right	11,981	445	-	-	-	12,426
Indefeasible right of usage	117,618	-	-	-	-	117,618
Brand name	7,040	230	-	-	-	7,270
Customer base	15,512	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	32,834
Subscriber acquisition cost	2,034,053	487,754	-	-	12,409	2,534,216
Other	50,005	3,164	(41)	(315)	1,522	54,335
Construction in progress	18,007	34,213	-	(32,489)	3,860	23,591
Total	19,622,225	1,152,832	(11,162)	(116)	272,204	21,035,983

Accumulated amortization
Telecommunication licenses	2,948,235	302,331	-	-	42,456	3,293,022
Computer software	5,481,895	388,257	(3,968)	-	43,067	5,909,251
Transmission line software	67,017	1,926	-	-	-	68,943
Central betting system operating right	12,074	112	-	-	-	12,186
Indefeasible right of usage	31,855	4,283	-	-	-	36,138
Brand name	7,040	8	-	-	-	7,048
Customer base	12,211	218	-	-	-	12,429
Subscriber acquisition cost	974,200	221,926	-	-	8,216	1,204,342
Other	37,526	10,975	(39)	(170)	921	49,213
Total	9,572,053	930,036	(4,007)	(170)	94,660	10,592,572

Net book amount	10,050,172	222,796	(7,155)	54	177,544	10,443,411

Amortization expense on intangible assets other than goodwill for the six and three months ended 30 June 2019 amounting to TL 930,036 and 486,714 including impairment losses are recognized in cost of revenues.

There is no impairment losses on intangible assets recognized for the six months ended 30 June 2019.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software is TL 81,090 and TL 36,477 respectively, for the six months and three months ended 30 June 2019.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Right of use assets

Closing balances of right of use assets as of 1 January and 30 June 2019 and depreciation and amortization expenses for the period ended 30 June 2019 is stated as below:
	Site Rent	Building	Network equipment	Right of way	License	Other	Total
Balance at 1 January 2019	1,021,638	135,158	50,538	8,643	323,742	109,883	1,649,602
Depreciation and amortization charge for the year	(275,669)	(23,136)	(81,300)	(2,108)	(21,767)	(74,770)	(478,750)
Balance at 30 June 2019	1,039,697	114,925	151,261	11,894	356,639	158,064	1,832,480

As at 30 June 2019, additions to right of use assets amount to TL 750,425 and interest expense on lease liabilities is TL 134,692.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Asset held for sale and discontinued operations

In 2016, the Group has committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

Equity accounting for Fintur ceased starting from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs to sell.

The delay during 2018 in the sales process was caused by events and circumstances beyond the Company’s control.

Fintur, has transferred its total shareholding in Azertel Telekomunikasyon Yatırım Dış Ticaret A.Ş. (“Azertel”) to Azerbaijan International Telecom LLC (“Azintelecom”) at the price of EUR 221,687 on 5 March 2018. The signing of definitive agreement, the transfer of shares to Azintelecom and the transfer of proceeds to Fintur were completed simultaneously.

Fintur has completed the transfer of all its shares in Geocell LLC to Silknet JSC on 20 March 2018, a joint stock company organized under the laws of Georgia, for a total consideration of USD 153,000 upon receiving the necessary regulatory approvals.

Fintur, has transferred its total shareholding in Kcell JSC to Kazakhtelecom JSC (“Kazakhtelecom”), established in Kazakhstan, a fixed line operator controlled by the government of the Republic of Kazakhstan through sovereign wealth fund Samruk-Kazyna for a total consideration of USD 302,571. The definitive agreement has been signed on 12 December 2018. The transfer of shares to Kazakhtelecom and the transfer of proceeds to Fintur were completed simultaneously on 21 December 2018.

The Company has signed the definitive agreement on 12 December 2018 to transfer its total shareholding in Fintur to other shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). Transfer to Sonera Holding and the transfer of proceeds completed on 2 April 2019 subsequent to obtainment of regulatory approvals on 29 March 2019. The final value of the transaction is realized as TL 2,229,595 (EUR 352,851). The share transfer have been completed within the six months period ended 30 June 2019, gain on sale of the associate, amounting to TL 772,436 has been recognized under profit from discounting operations in the condensed consolidated interim financial statements.

Reconciliation of Fintur sales for the period ended 30 June 2019 is stated as below:
30 June 2019
Consideration received or receivable:
Cash	2,229,595
Total disposal consideration	2,229,595
Carrying amount of net assets sold	(1,825,292)
Gain on sale before income tax and reclassification of foreign currency translation reserve	404,303
Reclassification of foreign currency translation reserve	368,133
Income tax expense on gain	-
Gain on sale after income tax	772,436

Subsequent to recognition of Fintur disposal for the six months period ended 30 June 2019, Turkcell has recognized liability of compensation in trade and other payables according to Kcell Share Purchase Agreement amounting to TL 60,397 (USD 10,495) as at 30 June 2019. The payment of provision has been executed on 23 July 2019.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Equity

Dividends

Turkcell:

On 29 March 2018, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2017 amounting to TL 1,900,000; this represents a gross cash dividend of full TL 0.86364 per share. The Company paid TL 1,900,000 in total including withholding taxes in three instalments on 18 June, 17 September and 17 December 2018 to the shareholders. As of 30 June 2019, the Company has no accrued and paid dividends.

Azerinteltek:

According to the two resolution of the General Assembly Meeting of Azerinteltek within 2018, shareholders decided to pay dividend amounting to AZN 5,959 (TL 13,103) from the profit realized for the last quarter of 2017 dividend payment was made in 2018. The share purchase agreement of Azerinteltek was signed on 15 November 2018 and the transfer of proceeds to Inteltek was completed on 27 December 2018. Group have lost the control over the subsidiary unconditionally on 27 December 2018 with transfer of money. The transfer of shares to Baltech was completed subsequently on 11 January 2019.

Inteltek:

According to Board of Directors Resolution of Inteltek dated 18 December 2017 the advanced dividend payment has been made in January 2018 amounting to TL 28,402 for the first nine months of 2017 profit. According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 30 March 2018, the shareholders resolved to pay a dividend amount equal to TL 60,011 out of profits for the year ended 31 December 2017 (remaining amount after deducting interim dividends for the nine-month period ended 30 September 2017 amounting to TL 28,402) and a dividend out legal reserves amount equal to TL 9,507. The aggregate amount of dividends has been paid on May 2018.

According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 15 March 2019, the shareholders resolved to pay a dividend amount equal to TL 232,875 out of profits for the year ended 31 December 2018 and a dividend out legal reserves amount equal to TL 9,742. The aggregate amount of dividends has been paid on April 2019.

Net investment hedges in a foreign operation:

Turkcell, designated some portion of its EUR denominated bank loans as hedging instrument in order to hedge the foreign currency risk arising from the translation of net assets of some of its subsidiaries operating in Europe from EUR to TL. Net foreign exchange losses after tax accounted for under “gains/ (losses) on hedges of net investments in foreign operations” in the statement of other comprehensive income of 2019 amounted to TL 26,029 (2018: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Loans and borrowings

	30 June 2019	31 December 2018
Non-current liabilities
Unsecured bank loans	8,288,946	7,244,992
Secured bank loans	1,659	1,862
Lease liabilities	1,016,188	1,026,955
Debt securities issued	5,251,708	4,845,827
	14,558,501	13,119,636
Current liabilities
Unsecured bank loans	2,507,607	3,737,393
Current portion of unsecured bank loans	4,044,652	2,544,462
Current portion of secured bank loans	1,959	2,318
Current portion of long-term debt securities issued	313,619	289,738
Debt securities issued	74,997	74,997
Lease liabilities	560,684	387,001
	7,503,518	7,035,909

As at 30 June 2019, the Company has utilized, USD 225,000 (equivalent to TL 1,294,898 as at 30 June 2019) and EUR 35,000 comparatively, under loan agreement signed with China Development Bank (CDB).

The Company signed a loan agreement of USD 150,000 with J.P.Morgan Chase Bank N.A., London Branch and AB Svensk Exportkredit within the framework of the insurance of the Swedish Export Credit Agency (EKN). The availability period of the loan is until April 2021, to be utilized in three equal tranches each with a maturity of 10 years. The total annual cost of the loan is LIBOR+2.1% for the first tranche and fixed 5.4% for the second and third tranches. As at 30 June 2019, the Company has utilized USD 50,000 under this agreement.

The Company signed a loan agreement of EUR 50,000 with BNP Paribas Fortis SA/NV for general corporate purposes. The respective loan has a maturity of 3 years and 1 week and its annual cost of funding is in Euribor+2.05%-1.85% range. Cost of funding can potentially decline to Euribor+1.85% subject to meeting sustainability based environmental objectives set as part of the loan agreement. These objectives include recycling of electronic waste, use of solar energy for electricity consumption and reducing paper consumption through increased use of Dergilik application. As of 30 June 2019 the Company has utilized EUR 50,000 under this agreement.

Within the scope of buy-back decisions on 27 July 2016 and 30 January 2017, the Company purchased their debt securities issued with a total nominal value of USD 10,000 as at 30 June 2019.

In the year 2019, the Company has approved issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 500,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors. As at 30 June 2019, the Company has issued management agreement based lease certificates through KT Sukuk Varlık Kiralama A.S. amounting to TL 75,000 (not discounted).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 June 2019			31 December 2018
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount

Unsecured bank loans	USD	Floating	Libor+1.0%-Libor+4.8%	2019-2028	5,454,306	Libor+2.0%-Libor+4.1%	2019-2026	4,589,157
Unsecured bank loans	EUR	Floating	Euribor+1.2%-Euribor+2.2%	2019-2026	6,888,786	Euribor+1.2%-Euribor+3.4%	2019-2026	6,975,890
Unsecured bank loans	TL	Fixed	20.8%-24.9%	2019	966,324	12.6%-25.0%	2019	873,914
Unsecured bank loans	UAH	Fixed	17%-19.5%	2019	1,135,740	21.5%-22.5%	2019	894,511
Unsecured bank loans	RMB	Fixed	5.5%	2019-2026	211,770	5.5%	2019-2026	193,375
Unsecured bank loans	EUR	Fixed	1.0%	2019	163,848	-	-	-
Unsecured bank loans	USD	Fixed	5.4%	2019	20,431	-	-	-
Secured bank loans (*)	BYN	Fixed	16.0%	2019-2020	3,618	12.0%-16.0%	2019-2020	4,180
Debt securities issued	USD	Fixed	5.8%	2019-2028	5,565,327	5.8%	2019-2028	5,135,565
Debt securities issued	TL	Fixed	23.7%	2019	74,997	24.5%	2019	74,997
Lease liabilities	EUR	Fixed	1.0%-9.0%	2019-2031	176,197	1.0%-7.9%	2019-2031	194,645
Lease liabilities	TL	Fixed	16.10%-45.0%	2019-2064	826,391	16.1%-45.0%	2019-2048	719,718
Lease liabilities	USD	Fixed	4.0%-10.5%	2019-2052	25,171	3.9%-10.8%	2019-2027	40,351
Lease liabilities	UAH	Fixed	16.1%-24.0%	2019-2068	465,723	16.6%-24.0%	2019-2067	418,390
Lease liabilities	BYN	Fixed	13.0%-15.0%	2019-2027	83,390	12.0%-15.0%	2019-2028	40,852
					22,062,019			20,155,545

(*) Belarusian Telecom pledged its certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments

Fair value of derivative financial instruments at 30 June 2019 and 31 December 2018 are attributable to the following:

	30 June 2019		31 December 2018

	Assets	Liabilities	Assets	Liabilities

Held for trading	711,900	145,843	709,617	131,097
Derivatives used for hedging	578,436	-	730,924	-
Total	1,290,336	145,843	1,440,541	131,097

At 30 June 2019, total held for trading derivative financial assets also include net accrued interest expense of TL 92,200  (31 December 2018: TL 84,479) and total held for trading derivative financial liabilities include net accrued interest expense of TL 30,480 (31 December 2018: TL 34,168).

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 30 June 2019 are as follows:

As at 30 June 2019
Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Participating cross currency swap contracts
TL	1,650,000	EUR	500,000	147,566	23 October 2025
TL	275,850	EUR	60,000	-	22 April 2026
TL	435,000	USD	150,000	133,396	16 September 2020
TL	293,500	USD	100,000	86,978	16 September 2020
TL	194,000	USD	50,000	36,927	16 September 2020
TL	386,500	USD	100,000	74,541	16 September 2020
TL	263,500	USD	50,000	16,859	22 April 2026
TL	91,700	USD	20,000	13,969	22 April 2026
Cross currency swap contracts
TL	123,878	RMB	202,600	68,200	22 April 2026
Derivatives used for hedge accounting financial assets				578,436

EUR 560,000 participating cross currency swap contracts includes TL 781,761 guarantees after CSA agreement (31 December 2018: TL 690,146).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading

Currency swap, cross currency swap, interest swap and participating cross currency swap contracts (continued)

The notional amount and the fair value of currency swap, interest swap, participating cross currency swap and cross currency swap contracts for trading purposes at 30 June 2019 are as follows:

As at 30 June 2019
Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Cross currency swap contracts
TL	52,164	USD	14,620	32,295	16 July 2019
TL	69,744	USD	19,780	44,688	22 July 2019
TL	203,600	EUR	50,000	126,000	23 July 2019
TL	84,848	USD	16,000	7,391	29 July 2019
TL	163,000	EUR	25,000	391	13 September 2019
TL	97,997	EUR	21,500	46,587	19 December 2019
TL	6,231	EUR	1,000	306	19 December 2019
TL	130,488	USD	24,000	3,883	20 March 2020
TL	242,872	USD	70,500	188,525	16 September 2020
TL	269,451	USD	70,500	161,407	22 December 2020
TL	105,280	EUR	18,800	19,088	23 September 2021
TL	174,150	USD	30,000	2,768	22 April 2026

Interest swap contracts
USD	40,000	USD	40,000	252	22 April 2026
USD	35,000	USD	35,000	212	22 April 2026

Participating cross currency swap contracts
TL	348,000	USD	60,000	379	15 June 2020
TL	193,800	EUR	30,000	3,136	16 September 2020
TL	185,100	EUR	30,000	14,376	22 April 2026
TL	183,300	EUR	30,000	26,304	22 April 2026
TL	244,000	EUR	40,000	12,243	22 April 2026
Total Held for trading derivative financial assets				690,231

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

Currency swap, cross currency swap, interest swap and participating cross currency swap contracts (continued)

As at 30 June 2019
Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Currency swap contracts
TL	299,974	USD	51,000	(6,314)	3 July 2019
TL	3,801	USD	640	(89)	16 July 2019
TL	5,319	USD	900	(82)	22 July 2019
TL	251,900	USD	40,000	(18,516)	26 July 2019
TL	1,729	USD	280	(45)	19 September 2019
EUR	90,000	USD	100,707	(9,898)	2 July 2019
EUR	50,000	USD	56,009	(5,217)	3 July 2019
EUR	41,000	USD	45,927	(4,278)	3 July 2019
EUR	40,000	USD	44,671	(4,953)	3 July 2019
EUR	150,000	USD	168,452	(13,692)	9 July 2019
EUR	108,000	USD	120,835	(12,508)	10 July 2019
EUR	25,000	USD	28,365	(710)	16 July 2019
EUR	140,000	USD	158,997	(3,171)	17 July 2019
EUR	96,000	USD	109,041	(2,095)	17 July 2019
EUR	45,000	USD	50,493	(4,690)	23 July 2019
EUR	30,000	USD	33,697	(2,940)	24 July 2019
EUR	85,000	USD	96,835	(784)	30 July 2019
EUR	6,000	USD	6,835	(55)	30 July 2019

Cross currency swap contracts
TL	264,200	USD	40,000	(1,643)	4 November 2019
TL	116,800	USD	20,000	(2,220)	16 September 2019
TL	141,408	USD	24,000	(5,162)	19 December 2019
TL	118,800	EUR	18,000	(8,054)	23 September 2021

Interest swap contracts
USD	50,000	USD	50,000	(1,761)	22 April 2026
USD	100,000	USD	100,000	(5,268)	22 April 2026

Participating cross currency swap contracts
TL	113,400	USD	20,000	(9,594)	22 April 2026

Option contracts
EUR	50,000	USD	56,500	(3,742)	29 July 2019
EUR	15,000	USD	17,100	(3,549)	13 August 2019
EUR	36,000	USD	40,474	(406)	20 August 2019
Total Held for trading derivative financial liabilities				(131,436)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

Currency forward contracts

The notional amount and the fair value of currency forward contracts for trading purposes at 30 June 2019 are as follows:

Sell
Currency	Notional amount	Fair Value	Maturity
USD	5,000	110	1 July 2019
EUR	5,000	11	2 July 2019
USD	10,000	2,837	29 August 2019
USD	10,000	3,108	29 August 2019
USD	10,000	3,843	29 August 2019
USD	12,500	5,904	29 August 2019
USD	12,500	5,856	29 August 2019
Total Held for trading derivative financial assets		21,669

Buy
Currency	Notional amount	Fair Value	Maturity
USD	5,000	(5)	1 July 2019
USD	837	(125)	31 July 2019
USD	10,000	(3,954)	29 August 2019
USD	20,000	(9,855)	29 August 2019
USD	890	(104)	31 August 2019
USD	712	(106)	30 September 2019
USD	695	(83)	31 October 2019
USD	654	(78)	30 November 2019
USD	795	(97)	31 December 2019
Total Held for trading derivative financial liabilities		(14,407)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values

	30 June 2019	31 December 2018	Fair Value hierarchy	Valuation Techniques

a)Participating cross currency swap contracts (*)	557,080	653,142	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
-Held for trading	46,844	(24,199)

-Derivatives used for hedging	510,236	677,341

b)Cross currency swap, FX swap, Interest swap and option contracts	580,151	656,302	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates

-Held for trading	511,951	602,719

-Derivatives used for hedging	68,200	53,583

c)Currency forward contracts	7,262	-	Level 2	Forward exchange rates at the balance sheet date

-Held for trading	7,262	-

(*)TL 122,680 accrual of net interest expense has been reflected to condensed consolidated interim financial statements as at 30 June 2019 (31 December 2018: TL 118,647). Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 81,214  lower as at 30 June 2019 (31 December 2018: TL 123,995).

There were no transfers between fair value hierarchy levels during the year.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2019 and 31 December 2018 on a hedge accounting basis:

Currency	Nominal Value	Maturity Date	30 June 2019	31 December 2018	Fair Value hierarchy	Hedge Ratio
Participating cross currency swap contracts
EUR Contracts	500,000	23 October 2025	147,566	208,462	Level 3	1:1
EUR Contracts	60,000	22 April 2026	-	64,670	Level 3	1:1
USD Contracts	400,000	16 September 2020	331,842	394,975	Level 3	1:1
USD Contracts	20,000	22 April 2026	13,969	9,234	Level 3	1:1
USD Contracts	50,000	22 April 2026	16,859	-	Level 3	1:1
Cross currency swap contracts
CNY Contracts	202,600	22 April 2026	68,200	53,583	Level 2	1:1

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Movements in the participating cross currency swap contracts for the years ended 30 June 2019 is stated below:

30 June 2019
Opening balance	653,142
Cash flow effect	(273,344)
Total gain/loss:
Gains recognized in profit or loss	177,282
Closing balance	557,080

Net off / Offset

The Company signed a Credit Support Annex (CSA) against default risk of the parties in respect of a EUR 500,000 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 60,000 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to the valuations on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred EUR 189,860 as collateral to the Company (30 June 2019: TL 1,243,716) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 70,520 as collateral to the bank (30 June 2019: TL 461,955) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 781,761 that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 30 June 2019, if this transaction was not conducted, derivative financial instruments assets would have been TL 1,979,897 and current borrowings would have been TL 8,285,279.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments

Impairment losses

Movements in the provision for impairment of trade receivables and due from related parties are as follows:

	30 June 2019 Contract Asset	30 June 2019 Other Asset
Opening balance	7,370	730,069
Provision for impairment recognized during the year	193	91,282
Amounts collected	-	(61,891)
Receivables written off during the year as uncollectible	-	(54,267)
Transfer	(3,785)	3,785
Exchange differences	-	9,061
Closing balance	3,778	718,039

Movements in the provision for impairment of receivables from financial services are as follows:

30 June 2019
Opening balance	201,015
Provision for impairment recognized during the year	122,452
Amounts collected	(60,266)
Receivables written off during the year as uncollectible	(46,933)
Closing balance	216,268

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	30 June 2019
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	308	34,380	-
Due from related parties-current	575	74	-
Trade receivables and contract assets	18,210	42,030	-
Other current assets	16,104	4,942	-
Cash and cash equivalents	270,915	1,169,002	-
	306,181	1,250,439	-
Foreign currency denominated liabilities
Loans and borrowings-non current	(609,331)	(703,511)	(208,438)
Debt securities issued-non- current	(912,531)	-	-
Lease obligations-non-current	(2,872)	(20,685)	-
Other non-current liabilities	(73,751)	-	-
Loans and borrowings-current	(341,952)	(492,452)	(45,698)
Debt securities issued-current	(54,494)	-	-
Rent lease obligations-current	(1,535)	(6,168)	-
Trade and other payables-current	(145,445)	(28,612)	(22,113)
Due to related parties	(2,973)	(49)	-
	(2,144,884)	(1,251,477)	(276,249)

Loans defined as hedgeing instruments (*)	-	132,508	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	2,038,768	(193,000)	202,600
Net exposure	200,065	(61,530)	(73,649)

(*) Turkcell, main partner of the Group, designated EUR 132,508 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognised under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2018
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	222	11	-
Financial asset at fair value through other comprehensive income	-	7,043	-
Due from related parties-current	1,965	223	-
Trade receivables and contract assets	15,786	52,140	-
Other current assets	70,710	18,977	-
Cash and cash equivalents	786,322	384,800	-
	875,005	463,194	-
Foreign currency denominated liabilities
Loans and borrowings-non current	(481,438)	(748,142)	(224,519)
Debt securities issued-non- current	(921,102)	-	-
Lease obligations-non-current	(4,719)	(24,068)	-
Other non-current liabilities	(68,107)	-	-
Loans and borrowings-current	(390,876)	(523,595)	(29,244)
Debt securities issued-current	(55,074)	-	-
Lease obligations-current	(2,951)	(8,223)	-
Trade and other payables-current	(233,805)	(32,946)	(70,553)
Due to related parties	(686)	(52)	-
	(2,158,758)	(1,337,026)	(324,316)

Exposure related to derivative instruments	1,082,036	811,167	202,600
Net exposure	(201,717)	(62,665)	(121,716)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

10% strengthening/weakening of the TL, UAH and BYN against the following currencies at 30 June 2019 and 31 December 2018 would have increased/ (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
30 June 2019
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	115,139	(115,139)	-	-
2- Hedged portion of USD risk (-)	-	-	(8,531)	8,531
3- USD net effect (1+2)	115,139	(115,139)	(8,531)	8,531

4- EUR net asset/liability	(40,307)	40,307	-	-
5- Hedged portion of EUR risk (-)	-	-	(49,292)	49,292
6- EUR net effect (4+5)	(40,307)	40,307	(49,292)	49,292

7- Other foreign currency net asset/liability (RMB)	(6,137)	6,137	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	626	(626)
9- Other foreign currency net effect (7+8)	(6,137)	6,137	626	(626)
Total (3+6+9)	68,695	(68,695)	(57,197)	57,197

Sensitivity analysis
31 December 2018
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	(106,121)	106,121	-	-
2- Hedged portion of USD risk (-)	-	-	(9,596)	9,596
3- USD net effect (1+2)	(106,121)	106,121	(9,596)	9,596

4- EUR net asset/liability	(37,775)	37,775	-	-
5- Hedged portion of EUR risk (-)	-	-	(23,613)	23,613
6- EUR net effect (4+5)	(37,775)	37,775	(23,613)	23,613

7- Other foreign currency net asset/liability (RMB)	(9,275)	9,275	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	364	(364)
9- Other foreign currency net effect (7+8)	(9,275)	9,275	364	(364)
Total (3+6+9)	(153,171)	153,171	(32,845)	32,845

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Fair values

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration,

	Fair value at			Inputs
	30 June 2019	31 December 2018	Unobservable Inputs	30 June 2019	31 December 2018	Relationship of unobservable inputs to fair value

Contingent consideration	424,445	358,304	Risk-adjusted discount rate	8,5%	9,5%	A change in the discount rate by 100 bps would increase/decrease FV by TL (14,374) and TL 15,018 respectively.

			Expected settlement date	first quarter of 2023	first quarter of 2023	If expected settlement date changes by 1 year FV would increase/decrease by TL (33,158) and TL 35,866 respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 30 June 2019 is stated below:

2019
Opening balance	358,304
Gains recognized in profit or loss	66,141
Closing balance	424,445

17.	Guarantees and purchase obligations

At 30 June 2019, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 1,464,102 (31 December 2018: TL 1,353,789). Payments for these commitments will be made within 3 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 6,021,689  at 30 June 2019 (31 December 2018: TL 6,530,374).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Commitments and contingencies

18.1	Disputes on Special Communication Tax and Value Added Tax

a)	Disputes on SCT for the year 2011

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The cases are pending. The Large Tax Payers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per the Law no. 6736 .Tax Office rejected the application. The Company also filed a case for the cancellation of aforementioned rejection act of the Tax Office. The hearing was held on 9 April, 2019 in this case and it is expected that the court will grant a decision.

b)	Disputes on SCT and VAT for the years 2015 and 2016

Turkish telecom sector players including Turkcell has been subjected to a limited tax audit with respect from VAT and SCT for 2015 and 2016. At the end of the tax audit process for the Company no issues to be criticized were identified for 2015. However, some of bundle offers and some services offered by the Company are subjected to criticism by tax authority for 2016.

As of 30 June 2019, respectively tax claims arising from SCT and VAT amounting to TL 134,537 and TL 113,367 including the principal and penalty amounts have been notified to the Company. Administrative process has been initiated in accordance with the relevant legislation while reserving right to take legal action.

c)	Disputes on SCT for the year 2015

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 85,125 in total, of which SCT amounting to TL 34,050 and penalty amounting to TL 51,075 based on the claim stated on Tax Investigation Reports prepared for the year 2015, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. Administrative process has been initiated in accordance with the relevant legislation while reserving right to take legal action.

The tax investigation with respect to same transaction for the years 2016 and 2017 still ongoing.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed unlikely on aforementioned transactions, thus, no provision is recognized in the condensed consolidated interim  financial statements as at and for the period ended 30 June 2019 (31 December 2018: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Commitments and contingencies (continued)

18.2	Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. With this decision The Competition Board rejected the claims that Turkcell determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that Turkcell forced its sub dealers to actual exclusivity. The Company filed a lawsuit for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision with the request of the stay of the execution. The appeal process is ongoing.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to 3 times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The other cases are still ongoing.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that Turkcell determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Therewith Competition Board launched a new investigation. As a result of the new investigation The Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. The reasoned decision was received to the Company. The Company will take legal action.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 June 2019 (31 December 2018: None).

18.3	Ministry of Trade Administrative Fine

Ministry of Trade prepared a report upon the investigation initiated against the Company on subscriber agreements, distance contracts, value added services and commitment campaigns including device procurement for the year 2015. The Company filed a lawsuit for the stay of execution and cancellation of the Notice of Administrative Fine imposed by Istanbul Governorship Directorate of Commerce based to the aforementioned report of the Ministry, amounting to TL 138,173 and the Decision of Administrative Fine of Istanbul Governorship Directorate of Commerce. Furthermore, the Company demanded the Court to recourse to the Constitutional Court for the cancellation of the related part of the 19th paragraph of the article 77 of the Law on the Protection of Consumers numbered 6502. The Court rejected the stay of execution request of the Company. The Company objected to the decision, objection was rejected. Case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 June 2019 (31 December 2018: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Commitments and contingencies (continued)

18.4	Other ongoing lawsuits and tax investigations

In addition following tax and treasury share investigations have started in the Company: (i) for 2017 fiscal year with regard to SCT, (ii) 2018 fiscal year with regard to SCT, Corporate Income Tax and Value Added Tax, (iii) treasury share investigation with regard to January-June 2019 period.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 June 2019 (31 December 2018: None).

19.	Related parties

Transactions with key management personnel

Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 30 June 2019 and 2018.

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	Six months ended		Three months ended
	30 June 2019	30 June 2018	30 June 2019	30 June 2018

Short-term benefits (*)	41,640	36,278	17,663	20,248
Termination benefits	52,153	50	2,682	16
Long-term benefits	260	260	110	156
	94,053	36,588	20,455	20,420

(*) Includes share-based payment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.	Related parties (continued)

Transactions with related parties

The following transactions occurred with related parties:

	Six months ended		Three months ended
Revenues from related parties	30 June 2019	30 June 2018	30 June 2019	30 June 2018
Sales to Sonera Holding B.V
Revenue from sales of discontinued operations (note 12)	772,436	-	-	-
Sales to Kyivstar GSM JSC (“Kyivstar”)
Telecommunications services	27,050	20,961	15,132	12,288
Sales to VimpelCom (BVI) Ltd. (“Vimpelcom”)
Telecommunications services	6,191	2,620	5,219	1,368
Sales to Telia Sonera International Carrier AB
(“Telia Sonera”) Telecommunications services	4,934	5,955	4,316	2,900
Sales to other related parties	2,429	9,886	2,026	7,802
	813,040	39,422	26,693	24,358

	Six months ended		Three months ended
Related party expenses	30 June 2019	30 June 2018	30 June 2019	30 June 2018
Charges from Kyivstar
Telecommunications services	40,210	31,186	22,146	17,551
Charges from Telia Sonera
Telecommunications services	2,868	6,047	2,438	4,396
Charges from Vimpelcom
Telecommunications services	1,228	1,792	625	942
Charges from Wind Telecomunicazioni
Telecommunications services	274	2,204	126	1,808
Charges from other related parties	2,067	6,193	1,081	3,102
	46,647	47,422	26,416	27,799

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Subsidiaries

The Group’s ultimate parent company is Turkcell Holding, Subsidiaries, associates and a joint venture of the Company as at 30 June 2019 and 31 December 2018 are as follows:
			Effective Ownership Interest
Subsidiaries	Country of		30 June	31 December
Name	Incorporation	Business	2019 (%)	2018 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Paycell	Ukraine	Consumer financing services	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
TÖFAŞ	Turkey	Interest free consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Yaani Digital BV (*)	Netherlands	Internet search engine and browser services	100	-
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
Inteltek	Turkey	Information and Entertainment Services	55	55
			Effective Ownership Interest
Associates	Country of		30 June	31 December
Name	Incorporation	Business	2019 (%)	2018 (%)
Fintur	Netherlands	Telecommunications investments	-	41
Türkiye’nin Otomobili	Turkey	Electric passenger car development, production and trading activities	19	19
			Effective Ownership Interest
Joint Venture	Country of		30 June	31 December
Name	Incorporation	Business	2019 (%)	2018 (%)
Sofra	Turkey	Meal coupons and cards	33	33

(*) On 13 May 2019, Turkcell signed a share purchase agreement to acquire 100% of the shares of Yaani Digital BV (formerly “NTENT Netherlands BV”). The transfer of legal shares was completed on 14 May 2019. The acquisition date on which all identifiable assets acquired and liabilities assumed is expected to be realized in 2020.  As of 30 June 2019, USD 7,800 of the aggregate consideration of USD 19,150 was paid. The outstanding payments are expected to be completed by the end of 2020, depending on the seller’s fulfillment of its obligations under the share purchase agreement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

21.	Subsequent events

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 1, 2019	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 1, 2019	By:	/s/ Osman Yilmaz
	Name:	Osman Yilmaz
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 1, 2019	By:	/s/ Kamil Kalyon
	Name:	Kamil Kalyon
	Title:	Reporting Director